UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

Form C: Offering Statement
Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
 Check box if Amendment is material and investors must reconfirm within five business days.
Form C-AR: Annual Report
Form C-AR/A: Amendment to Annual Report
Form C-TR: Termination of Reporting

Name of Issuer:

Pollie, Inc.

Legal status of Issuer:

 Form:

 Corporation

 Jurisdiction of Incorporation/Organization:

 Delaware

 Date of Organization:

 April 20, 2020

Physical Address of Issuer:

1600 North Broadway, #1600, Denver, CO 80202, United States

Website of Issuer:

https://www.pollie.co

Is there a Co-Issuer? ___ Yes _X_ No

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

 Yes
 No

Oversubscriptions will be Allocated:

 Pro-rata basis
 First-come, first-served basis
 Other: At the Intermediary ¶ V   G L V F U H W L R Q

Maximum offering amount (if different from Target Offering Amount):

$1,000,000

Deadline to reach the Target Offering Amount:

April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

4

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$524,207	$182,599
Cash & Cash Equivalents	$524,207	$182,599
Accounts Receivable	$0	$0
Current Liabilities	$21,473	$14,586
Long-Term Liabilities	$750,479	$234,000
Revenues/Sales	$8,185	$42
Cost of Goods Sold*	$3,197	$0
Taxes Paid	$0	$0
Net Income/(Net Loss)	$(262,272)	$(66,002)

*Cost of Revenues

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

Pollie, Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTIVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR

WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS ($&+ ,19(6725¶6 RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT 21 7+(0(5,76 2) 7+(2))(5,1* 25 7+(6(&85,7,(6 2))(5(' +(5(,1 7+((6&52: $ CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the "**Intermediary**") has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company. Potential purchasers of the Securities are referred to herein as "Investors" or "you."

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (WKH **Target Offering Amount**´ DQG XS WR D PD[LPX[amount of $1,000,000 (WKH **Maximum Offering Amount**´ R Crowd SAFE (Simple Agreement for Future Equity) (WKH **Securities**´ RQ D EHVW HIIRUWV EDVLV DV´2GIIHUFLQJ6HWKH PLQLPXP LQGLYLGXDO)RUP & Subscription Amount is $100 and the Maximum Individual Subscription Amount is $123,500. The Company reserves the right to amend the Minimum Individual Subscription Amount and Maximum Individual Subscription Amount, in LWV VROH GLVFUHWLRQ ,Q SDUWLFXODU WKH &RPSDQ\ PD\ HOHFW WR programs and may offer alternative Minimum Individual Subscription Amounts and Maximum Individual Subscription Amounts to Investors participating in such programs without notice. The Company must raise an amount equal to or greater than the Target Offering Amount by April 30, 2023 (WKH **Offering Deadline**´ 8QOHVV WKH &RPSDQ\ receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

In addition to the Offering, the Company may concurrently undertake to raise up to an additional $2,500,000 by offering to sell up to $2,500,000 in securities, including but not limited to common or preferred stock, SAFEs (Simple Agreement for Future Equity) or Convertible Notes, WR DFFUHGLWHG LQYHVWRUV RXWVLGH RI WKLV 2IIHULQJ´

The price of the Securities was determined DUELWUDULO\ GRHV QRW QHFHVVDULO\ EHDU D asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the **Intermediary (**as defined above LQFOXGLQJ FRPSO\LQJ ZLWK WKH ,QWHUPHGLDU (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation &) **Escrow Agent**´ until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the investor will receive their Securities.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii WKH ,QWHUPHGLDU\ PXVW SURYLGH DW OHDVW ILYH EXVLQHVV G the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

$ GHVFULSWLRQ RI RXU SURGXFW VHUYLFHV DQG EXVLQHVV SODQ ,QWHUPHGLDU\¶V [https://republic.com/poll]tGeH´UH D3OD)HThe Deal Page can be used by prospective Investors to ask the Company questions and for the Company to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within ILYH EXVLQHVV GD\V RI UHFHLYLQJ QRWLFH WKH ,QYHVWRU¶V LQYH funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

,I WKH &RPSDQ\ FRQGXFW an Initial Closing, LW ZLOO FRPSO\ WKHUHZLWK RQO\ Z percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may RQO\ FRQGXFW a Subsequent Closing DIWHU WKH 2IIHULQJ 'HDGOLQH LI WKH commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment WKH DSSOLFDEOH SURVSHFWLYH ,QYHVW without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as <u>Exhibit B</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events (which may or may not occur).

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Nominee

The Nominee (as defined below) will act on behalf of the Investors as their agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian, of the Nominee's sole discretion, to take custody of its shares. The Nominee's curiities will take direction from a pre-disclosed party selected by the Company and designated below on any matter in which it affects the Investors' economic rights. The Nominee is not able to indemnify the Nominee per the terms of the Security.

Conversion

Upon the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties resulting in gross proceeds to the Company of not less than $1,000,000 cash and cash equivalent (each, an "Equity Financing"), the Securities are convertible into shares of the securities issued in said Equity Financing, at the option of the Company.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "Subscription Amount") by the lesser or the lower of the "Immediately below":

(a) the quotient of $15,000,000 ("Valuation Cap") divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "SAFEs") and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such conversion price shall be the "First Equity Financing Price".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, at the Company's discretion, the Investor to receive, the number of converted securities equal to the quotient obtained by dividing (a) the Subscription Amount by (b) the First Equity Financing Price.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of an undergoing an IPO (as defined below) of its Capital Stock (as defined in the Security) or a **Change of Control** (as defined below of the Company, a "Liquidity Event") their or to the an eye Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Subscription Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock equal to the Subscription Amount of the Company divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on a fully-diluted basis, assuming the exercise or conversion of an all of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (w) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (x) any SAFEs; (y) convertible promissory notes; and (z) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

In connection with the Cash Out Option, the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other SAFEs (collectively, the "Cash-Out Investors") LQ IXOO WKHQ DOO RI WKH &RPSDQ\¶V DYDLODEOH IXQG pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

"Change of Control" DV XVHG Gmeans (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to HOHFW WKH &RPSDQ\¶V ERDUG RI GLUHFWRUV LL DQ\ UHRUJDQL]DWLF outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"IPO" DV XVHG DE(R)Yhe compHlDnoY an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exc KDQJH % WKH &RPSDQ\¶V LQLWLDO OLVWLQJ RI LWV &DSLWDO 6WR resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the &RPSDQ\ IRU UHVDOH DV DSSURYHG E\ WKH &RPSDQ\¶V ERDUG RI GLUH an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor will receive, at its option and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Subscription Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital VWRFN LVVXHG LQ FRQQHFWLRQ ZLWK WKH &RPSDQ\¶V PRV

If there are not enough funds to pay the Investors and the other Cash-Out Investors LQ IXOO WKHQ DOO RI WKH available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts.

,I WKH &RPSDQ\¶V ERDUG RI GLUHFWRUV RU RWKHU DSSOLFDEOH JRYHU determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash SD\PHQW HTXDO WR WKH IDLU PDUNHW YDOXH RI VXFK FDSLWDO VWRFN directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation RI &RPPRQ 6WRFN DV GHWHUPLQHG LQ JRRGs at the time of the Dissolution &RPSDQ\¶V Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

$ "Dissolution Event" PHDQV L D YROXQWDU\ WHUPLQDWLRQ RI RSHUDWLRQV E WKH EHQHILW RI WKH &RPSDQ\¶V FUHGLWRUV RU LLL DQ\ RWKHU OL (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the converted securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities **nor the securities issuable upon the conversion** of the Securities have voting rights unless otherwise provided for by the Company. In addition, to facilitate the Offering Crowd SAFE Investors being able to act together and cast a vote as a group, to the extent any securities acquired upon conversion of the Securities confer the holder with voting rights (whether provided by the Company's governing documents or by law), the Nominee (as defined above) will act on behalf of the holders as agent and proxy in all respects. The Nominee will vote consistently at the direction of the Chief Executive Officer of the Company.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distributee, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Other Material Terms

x   The Company does not have the right to repurchase the Securities.
x   The Securities do not have a stated return or liquidation preference.
x   The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the issuer shall pay a cash fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to two percent (2%) of the total number of the Securities sold in the offering. The total number of Securities outstanding after the Offering is subject to ¡QFUHDVH LQ DQ DPRXQW HTXDO WR WKH ,QWHUPHGLDU\¶V IHH RI WZR

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the ComSDQ\¶V %XVLQHVV DQG ,QGXVWU\

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

7KH &RPSDQ\¶V UHYHQXH ZDV DGYHUV-H9Q\ iQ Cr isD nAot her\ sVi gnLiJficaQnLt IohLut FbrDeaQk Wof WK contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the
& R P S D Q \ ¶ V   F X U U H Q W   E X V L Q H V V   S O D Q

, Q   R U G H U   W R   D F K L H Y H   W K term&goals, the Company may need to procure funds in addition to
the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable
terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business
plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise
transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their
investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues
from sales, as well as the inherent business risks associated with our Company and present and future market
conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements.
As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate
funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research,
development or commercialization programs, product launches or marketing efforts, any of which may materially
harm our business, financial condition and results of operations.

***We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion
of any security convertible into shares of our common stock, including the Securities.***

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to
obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We
may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion
of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and
uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In
developing and marketing new lines of business and/or new products and services, we may invest significant time and
resources. Initial timetables for the introduction and development of new lines of business and/or new products or
services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in
introducing new products and services in response to industry trends or developments in technology, or those new
products may not achieve market acceptance. As a result, we could lose business, be forced to price products and
services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business,
financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations.
Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-
upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the
quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform
W R   R X U   D Q G   R X U   F X V W R P H U V ¶   H [S H F W D W L R Q V   2 X U   Y H Q G R U V   P D \   D O
and other events beyond their control and may be subject to additional risks such as financial problems that limit their
ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on
only one or two vendors for a particular service.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

7 K H   & R P S D Q \   U H O L H V   R Q   F H U W D L Q   L Q W H O O H F W X D O   S U R S H U W \   U L J K W V
rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition,
the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged,
invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not
highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer
has a dominant intellectual property position or for other business reasons, or countries may require compulsory
licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey

competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant WLPH DQG FRXOG GLYHUW PDQDJHPHQW'V cannot assure you that we will prevail RWKHU EX in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

7KH &RPSDQ\'V VXFFHVV GHSHQG *its executive officers and key personnel.* DQG VNLOO RI

We are dependent on our executive officers and key personnel. These persons may not devote their full time and attention to the matters of the Company. The loss of all or any of our executive officers and key personnel could harm WKH &RPSDQ\'V EXVLQHVV ILQDQFLDO FRQGLWLRQ FDVK IORZ DQG UH

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation WR DVVLVW ZL *The loss of such person could* negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an online platform that helps women meet specialists who provide hormonal health solutions and enables women to achieve their personalized hormonal health goals with the support of specialists. The amount of users of our S O D W I R U P   D Q G   R X U   F O L H Q W ¶ V   O H Y H O   R I   H Q J D J H P H Q W   Z L O O   E H   F U L W significantly determined by our success in adding, retaining, and engaging active users of our platform and the services offered. If clients do not perceive our platform or services provided thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We have not prepared any audited financial statements.

The financial statements attached as Exhibit $ W R   W K L V   ) R U P   &   K D Y H   E H H Q   ³ U H Y L H Z H G ´   R Q O \ K D Y H   Q R W   E H H Q   Y H U L I L H G   Z L W K   R X W V L G H   H Y L G H Q F H   D V   W R   P D Q D J H P internal controls have not been conducted. Therefore, you will have no audited financial information regarding the &   R P S D Q \ ¶ V   F D S L W D O L] D W L R Q   R U   D V V H W V   R U   O L D E L O L W L H V   R Q   Z K L F K   W

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including ʽbugs´and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significanW WKHIW ORVV RU PLVDSSURSULDWLRQ RI R proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security ±such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud ±could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no VLJQLILFDQW GHILFLHQFLHV RU PDWHULDO ZHDNQHVVHV in the Company's internal control and WKH TXDOL procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the &RPSDQ\ RI VXFK FRPSOLDQFH FRXOG EH VXEVWDQWLDO DQG FRXOG KD of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to a Reservation Campaign (also known as "Testing the Waters").

Prior to filing this Form C, the Company engaged in a Reservation Campaign (also known as "testing the waters") permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit D. Some of these communications may not have included proper disclaimers required for a Reservation Campaign.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S.

Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

8 Q O H V V W K H & R P S D Q \ K D V D J U H H G W R D V S H F L I L F X V H R I W K H S U R F H H
have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

7 K H & R P S D Q \ K D V W K H U L J K W W R O L P L W L Q G L Y L G X D O , Q Y H V W R U F R
determination R I D Q , Q Y H V W R U ¶ V V R S K L V W L F D W L R Q

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the
& R P S D Q \ ¶ V G H W H U P L Q D W L R Q R I W K H , Q Y H V W R U ¶ V V R S K L V W L Means
W K D W \ R X U G H V L U H G L Q Y H V W P H Q W D P R X Q W P D \ E H O L P L W H G R U O R Z H U
in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may
receive larger a O O R F D W L R Q V R I W K H 2 I I H U L Q J E D V H G V R O H O \ R Q W K H & R P S D Q

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering ± it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Company to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

Investors will not have voting rights, even upon conversion of the Securities and will grant a third-party nominee broad power and authority to act on their behalf.

In connection with investing in this Offering to purchase a Crowd SAFE (Simple Agreement for Future Equity) investors will designate Republic Investment Services LLC (f/k/a NextSeed Services, LLC) (the "Nominee") to act on their behalf as agent and proxy in all respects. The Nominee will be entitled, among other things, to exercise any voting rights (if any) conferred upon the holder of the Securities or any securities acquired upon their conversion, to execute on behalf of an investor all transaction documents related to the transaction or other corporate event causing the conversion of the Securities, and as part of the conversion process the Nominee has the authority to open an account in the name of a qualified custodian of the Nominee's sole discretion during the conversion of the Securities. Thus, by participating in the Offering, investors will grant broad discretion to a third party (the Nominee and its agents) to take various actions on their behalf, and investors will essentially not be able to vote upon matters related to the governance and affairs of the Company nor take or effect actions that might otherwise be available to holders of the Securities and any securities acquired upon their conversion. Investors should not participate in the Offering unless he, she or it is willing to waive or assign certain rights that might otherwise be afforded to a holder of the Securities to the Nominee and grant broad authority to the Nominee to take certain actions on behalf of the investor, including changing title to the Security.

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the Terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services.

Investors will not become equity holders until the Company decides to convert the Securities or until there is a change of control or sale of substantially all of the Company's assets. The Investor May Never Directly Hold Equity in the Company.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company. Further, the Investor may never become an equity holder, merely a beneficial owner of an equity interest, should the Company or the Nominee decide to move the Crowd SAFE or the securities issuable thereto into a custodial relationship.

Investors will not have voting rights, even upon conversion of the Securities.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted (the occurrence of which cannot be guaranteed). Under the terms of the Securities, a third-party designated by the

Company will exercise voting control over the Securities. Upon conversion, the Securities will **continue** to be voted in line with the designee identified or pursuant to a voting agreement related to the equity securities the Security is converted into. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would directly or beneficially receive securities in the form of shares of Series B-CF Preferred Stock and such shares would be required to be subject to the terms of the Securities that allows a designee to vote their shares of Series B-CF Preferred Stock consistent with the terms of the Security. Thus, Investors will essentially never be able to vote upon any matters of the Company unless otherwise provided for by the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to demand repayment of the Security in "default." Unlike convertible notes and some other securities, the Se

Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. If a transfer, resale, assignment or distribution of the Security should occur prior to the conversion of the Security or after, if the Security is still held by the original purchaser directly, the transferee, purchaser, assignee or distribute, as relevant, will be required to sign a new Nominee Rider (as defined in the Security) and provide personally identifiable information to the Nominee sufficient to establish a custodial account at a later date and time. Under the terms of the Securities, the Nominee has the right to place shares received from the conversion of the Security into a custodial relationship with a qualified third party and have said Nominee be listed as the holder of record. In this case, Investors will only have a beneficial interest in the equity securities derived from the Securities, not legal ownership, which may make their resale more difficult as it will require coordination with the custodian and Republic Investment Services. The Securities are not equity interests, have no ownership rights, have no profits and have no voting rights or ability to direct the Company or its actions.

Any equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's Securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the

Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Any equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit B.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. No holders of any of the Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their subscription amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Pollie, Inc. is a female health startup that is redefining the patient experience of women who suffer from a complex chronic condition. Pollie's online platform helps women meet specialists who provide hormonal health solutions and enables women to achieve their personalized hormonal health goals with the support of specialists. The Company was originally formed as a California limited liability company on August 26, 2019, named Pollie, LLC. Pollie, Inc. was formed as a Delaware corporation on April 20, 2020 and purchased Pollie, LLC, which became a wholly-owned subsidiary while its operations were subsequently handled out of Pollie, Inc. Pollie, LLC was dissolved on June 22, 2022.

In addition to being qualified in Delaware, the Company is headquartered and qualified to conduct business in Colorado. The Company sells its products and services through the internet throughout the United States and internationally.

Business Plan

The Company plans to significantly expand its business by increasing hiring and sales and marketing and investing in product development. The capital we raise here will empower us to expand our product development, increase sales and marketing efforts and grow out our infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and or Services

Product / Service	Description	Current Market
Pollie PCOS App	Digital program that helps people manage their PCOS through empowering them with specialists, personalized lifestyle and supplement recommendations, advanced labs, symptom tracking, education, and more.	Direct-to-consumer market (out of pocket subscription; we are HSA / FSA reimbursable); Women who already have a PCOS diagnosis

Competition

The markets in which our products are sold are highly competitive.

Our competitors can be split into a few buckets. Other hormonal health players (Allara, Paloma) are still early but great validation. We differentiate from them with our programmatic approach; their offerings are virtual clinics while we believe in building a scalable program that leverages automation in addition to select human support. Other relevant players include more general women's health platforms (both on-demand platforms like Rory/Maven and integrative care clinics like Tia) because our program is ingrained in our members' routines. Furthermore, these companies are competing with incumbents (e.g., traditional physician offices, urgent care centers, other Direct to Consumer medication companies) while we are complementary to legacy players.

Customer Base

We are currently selling our app via consumer channels and people are finding us from social and search (roughly 90% and 10% of our customer base respectively). Our app's target audience is primarily millennial women (especially given the fertility implications of PCOS) but we also serve Gen Z and Gen X women who are entering perimenopause (PCOS does not go away for many people in menopause!).

Supply Chain

Although the Company is dependent upon certain third party vendors, the Company has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
6,177,871	³32//,(	Standard Character Mark	September 4, 2019	October 20, 2020	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$60,000
Product Development (1)	35%	$8,750	35%	$350,000
Sales and Marketing (2)	24%	$6,000	24%	$240,000
Infrastructure/Hiring (3)	35%	$8,750	35%	$350,000
Total	**100%**	**$25,000**	**100%**	**$1,000,000**

The Company has discretion to D O W H U W K H X V H R I S U R F H H G V V H W I R U W K D E R Y H W R D O L T X L G L W \ U H T X L U H P H Q W V) R U H [D P S O H H F R Q R P L F F R Q G L W L R Q V P D \ working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category in excess of ten percent (10%) in the table above and such descriptions are intended to assist you in understanding how the offering proceeds will be used.

(1) These proceeds will be used for vendor and legal fees to expand our product scope to include medical care (i.e., working with staffing agency vendor for a medical care pilot program).

(2) These proceeds will be used to implement our Go-to-market strategy. Expenditures will include a budget for paid marketing and advertising which will cover Influencer marketing, paid ads for social media and search engines, physician office partnerships and referrals.

(3) The use of proceeds will be used W R E X L O G R X W W K H & R P S D Q \ ' V L Q I U D V W U X F W X U H and hire additional team members. New team members will be hired to accelerate product development efforts as well as to facilitate partnerships with large healthcare incumbents.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jane Sagui	CEO, Co-Founder and Chairman	CEO and Co-Founder of Pollie, Inc., 2020 –Present; CEO and Founder of Pollie, LLC, 2019 - 2020 Responsible for strategy, marketing, and general CEO responsibilities Investment Associate at NGP Capital, 2018 –2020 Met with founders, completed market analyses, and diligenced health and software startups for a venture fund	Georgetown University, B.A., Government, 2015
Sabrina Mason	COO, Co-Founder and Director	COO and Co-Founder of Pollie, Inc., 2020 –Present Responsible for operations and product development Partnerships Manager at Tempus Labs, 2019 –2020 Managed all non-profit partnerships across the oncology business line for a biotech company	Boston University, B.A., Psychology, 2015, M.A., M.P.H., 2016
Samuel Ennis	CTO	CTO of Pollie, Inc., 2022 –Present Responsible for technology and software development Senior Software Engineer & Software Architect at OpenGov, 2019 –2021 Responsible for writing code, spearheading tech processes, and architecting cloud migration	Tufts University, B.A., Sociology, 2013

Biographical Information

Jane Sagui: Jane is the CEO, Co-Founder and Director of the Company. Jane has been passionate about women's health, and more specifically hormonal health, since being diagnosed with PCOS nearly a decade ago. She previously focused on digital health companies as a management consultant (PwC) and VC (NGP Capital) and decided to start the Company to fix a problem she has experienced firsthand repeatedly: finding proper hormonal health support.

Sabrina Mason: Sabrina is the COO, Co-Founder and Director of the Company. Sabrina has a public health background and has experience working with a variety of healthcare providers. After getting her MPH and starting her career at Boston Children's Hospital, she pivoted to working at athenahealth and Tempus where she held a variety of operational, product, and partnership roles. Sabrina has always been passionate about improving access to quality healthcare resources.

Samuel Ennis: Sam is the CTO of the Company. Sam is a software architect who has spent a decade building human-services software for millions of users, ranging from statewide Covid relief disbursement to cancer therapy management. He loves journalism, social science and amateur entomology.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware O D Z , Q G H P Q L I L F D W L R Q L Q F O X G H V H [S H Q V H V V X F K circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Capitalization

The Company's authorized 12,500,000 shares of common stock, par value $0.00001 per share (the "Common Stock"). Additionally, the Company has established the 2020 Equity Incentive Plan for which 2,200,000 shares are authorized for issuance thereunder. As of the date of this Form C, 9,215,000 shares of Common Stock are issued and outstanding. Additionally, the Company has 937,769 options to purchase Common Stock issued and outstanding and an additional 1,047,231 options available for issuance under the 2020 Equity Incentive Plan.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital

Type	Common Stock
Amount Outstanding	9,215,000
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock at a later date. The issuance of such additional shares of Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	77.03%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock
Shares Issuable Upon Exercise	937,769
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Options to purchase Common Stock at a later date. The availability of any shares of Common Stock issued pursuant to the exercise of such additional Options to purchase Common Stock would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	7.84%

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$25,000
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $2,000,000
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.06%

Type	SAFEs (Simple Agreements for Future Equity)
Principal Amount Outstanding	$127,500
Voting Rights	The holders of SAFEs are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Valuation cap of $10,000,000 Discount of 20%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional SAFEs at a later date. The issuance of such additional SAFEs would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.08%

Type of security	Convertible Notes
Principal Amount Outstanding	$220,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Valuation Cap of $2,000,000 Discount of 20%
Interest Rate	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.34%

Type of security	Convertible Note
Principal Amount Outstanding	$516,279
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	Discount of 20%
Interest Rate	5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Convertible Notes at a later date. The issuance of such additional Convertible Notes would be dilutive, and could adversely affect the value of the Securities issued pursuant to Regulation CF.
Ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.65%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Unsecured Loan from Company CEO and Co-Founder
Amount Outstanding	$14,000
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Type	Unsecured Loan from Company COO and Co-Founder
Amount Outstanding	$200
Interest Rate and Amortization Schedule	0%
Description of Collateral	Unsecured
Maturity Date	None

Ownership

The table below lists the beneficial owners of twenty percent (20%) R U P R U H R I W K H & R P S D Q \ ¶ V R X W V equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jane Sagui	4,500,000 shares of Common Stock	48.83%
Sabrina Mason	4,500,000 shares of Common Stock	48.83%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of February 28, 2023, the Company had an aggregate of $94,131 in cash and cash equivalents, leaving the Company with approximately 3 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under WKH VHFWLRQ WLWOHG *Use of Proceeds* ZKLFK LV DQ LQGLVSHQVDEOH HOHPHQW RI RXU EX

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily and the Company makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as <u>Exhibit A</u> for subsequent events and applicable disclosures.

Material Changes and Other Information

None

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$90	9,000,000	N/A	May 11, 2020	Section 4(a)(2)
Convertible Notes	$220,000	9	Research & Development and General Working Capital	October 22, 2020 October 31, 2022 November 2, 2022 November 4, 2022	Reg. D Rule 506(b)
Convertible Note	$516,279	1	Research & Development and General Working Capital	November 11, 2021	Reg. D Rule 506(b)
SAFE (Simple Agreement for Future Equity)	$25,000	1	Research & Development and General Working Capital	February 3, 2021	Section 4(a)(2)
SAFEs (Simple Agreement for Future Equity)	$127,500	6	Research & Development and General Working Capital	November 19, 2021 November 22, 2021 January 13, 2022 September 2, 2022	Section 4(a)(2)
Option to Purchase Common Stock	$0	1,527,769*	N/A	Various dates from December 21, 2020 through February 2, 2022	Rule 701

*Of this amount, 215,000 options were exercised and 375,000 options were cancelled.

See the section titled "Capitalization and Ownership" for more information regarding the previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities calculate[d] Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

(a) On May 12, 2020, Jane Sagui, the Company's CEO and Co-Founder, provided a loan to the Company totaling $10,000 to cover certain Company expenses. An additional $4,000 was loaned to the Company on September 30, 2020 resulting in an aggregate loan to the Company of $14,000. The loan does not carry an interest rate and does not have a maturity date. See the section titled *Outstanding Debt* for more information r[egarding] this loan.

(b) On January 12, 2021, Sabrina Mason, the Company's COO and Co-Founder, provided a loan to the Company in the amount of $200 to cover certain Company expenses. The loan does not carry an interest rate and does not have a maturity date. See the section titled *Outstanding Debt* for more information regar[ding]

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES AS WELL AS POSSIBLE CHANG[ES IN] THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities (Exchange Act**Exchange Act**the "USC" or no

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the **Investment Company Act** USC 3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the **Securities Act** USC da as a result of a disqualification

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website no year.

Once posted, the annual report may be found on the Company's website at https://www.Roore.co

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the IRUPV RI DQ\ GRFXPHQWV UHIHUHQFHG LQ WKLV)RUP & 7KH &RPSDQ\¶ prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

/s/Jane Sagui
_____
(Signature)

Jane Sagui
_____
(Name)

Chief Executive Officer
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jane Sagui
_____
(Signature)

Jane Sagui
_____
(Name)

Director
_____
(Title)

March 6, 2023
_____
(Date)

/s/Sabrina Mason
_____
(Signature)

Sabrina Mason
_____
(Name)

Director
_____
(Title)

March 6, 2023
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

W } o ⌀ỹ X

~ o Á Œ   } Œ)‰ } Œ š] } v

Unaudited Financial Statements

W Œ]](K   š Z Œ } µ P Z
        u Œ ï íῖU î ì

Z À] Á   Ç W

TaxDrop

d Æ Œ>}‰
E Á:Œ• ῷ } u‰ v Ç

Financial Statements

W}o¢ÿ X

d o }(}všvš•



Independent Accountant's Review Report

K

To: U   of h   Inc.
Attn: K   o   #   7
Re: 2021-2020 Financial Statement k   – h   Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of h   Inc. (the "Company", formerly h   LLC), which comprise the balance sheet as of December 31, 2021 and December 31, 2020 and the related statements of income, equity, and cash flows for the period of K   through December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of h   Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop LLC

TaxDrop LLC
Robbinsville, New Jersey
K

Pollie, Inc. and Subsidiary
CONSOLIDATED BALANCE SHEETS
December 31, 2021 and 2020
(Unaudited)

ASSETS		2021		2020
Current Assets				
Cash and cash equivalents	$	524,207	$	182,599
Total Current Assets		**524,207**		**182,599**
Total Assets	**$**	**524,207**	**$**	**182,599**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities				
Accounts payable	$	3,769	$	12,618
Accrued interest		16,849		1,923
Unearned stock subscriptions		855		45
Total Current Liabilities		**21,473**		**14,586**
Long-Term Liabilities				
Convertible notes		736,279		220,000
Shareholder loans		14,200		14,000
Total Long-Term Liabilities		**750,479**		**234,000**
Total Liabilities		**771,952**		**248,586**
Stockholders' equity				
Common Stock, $0.00001 par value; 10,000,000 authorized; 9,090,000 and 9,040,000 shares issued and outstanding as of December 31, 2021 and 2020, respectively		45		15
Additional Paid in Capital - Common Stock		961		-
Additional Paid in Capital - Stock Options		2,024		-
SAFE Notes		77,500		-
Retained Earnings		(328,274)		(66,002)
Total Stockholders' Equity (Deficit)		**(247,745)**		**(65,987)**
Total Liabilities and Stockholders' Equity	**$**	**524,207**	**$**	**182,599**

The accompanying footnotes are an integral part of these financial statements.

Pollie, Inc. and Subsidiary
CONSOLIDATED INCOME STATEMENTS
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Revenues	$ 8,185	$ 42
Cost of Revenues	3,197	-
Gross Profit	4,988	42
Operating Expenses		
Advertising and marketing	9,863	4,107
General and administrative	9,614	2,434
Salaries and wages	177,272	23,789
Rent	858	-
Professional services	5,340	22,103
Contractors	47,364	11,688
Total Operating Expenses	**250,310**	**64,121**
Other Income (Expense)		
Interest expense	(14,926)	(1,923)
Stock option compensation	(2,024)	-
Total Other income (expense)	**(16,949)**	**(1,923)**
Net Income (Loss)	**$ (262,272)**	**$ (66,002)**

The accompanying footnotes are an integral part of these financial statements.

Pollie, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	Common Stock		Additional Paid in Capital				
	Shares	Value ($ par)	Additional Paid in Capital	Additional Paid in Capital - Stock Options	SAFE Notes	Retained earnings/ (Accumulated deficit)	Total Stockholders' Equity (Deficit)
Balance as of April 20, 2020 (inception)	-	$ -	$ -	$ -	$ -	$ -	$ -
Issuance and vesting of Common stock	9,040,000	15	-	-	-	-	15
Issuance of SAFE Notes	-	-	-	-	-	-	-
Net loss	-	-	-	-	-	(66,002)	(66,002)
Balance as of December 31, 2020	9,040,000	15	-	-	-	(66,002)	(65,987)
Issuance and vesting of Common stock	50,000	30	961	-	-	-	990
Vesting of Stock Options	-	-	-	2,024	-	-	2,024
Issuance of SAFE Notes	-	-	-	-	77,500	-	77,500
Net loss	-	-	-	-	-	(262,272)	(262,272)
Balance as of December 31, 2021	9,090,000	$ 45	$ 961	$ 2,024	$ 77,500	$ (328,274)	$ (247,745)

The accompanying footnotes are an integral part of these financial statements.

Pollie, Inc. and Subsidiary
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2021 and 2020
(Unaudited)

	2021	2020
Cash Flows from Operating Activities		
Net Income (Loss)	$ (262,272)	$ (66,002)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Accrued interest	14,926	1,923
Stock based compensation	2,024	-
Changes in operating assets and liabilities:		
Accounts payable	(8,848)	12,618
Unearned stock subscriptions	810	45
Net cash provided by (used in) operating activities	(253,361)	(51,416)
Cash Flows from Investing Activities		
Net cash used in investing activities	-	-
Cash Flows from Financing Activities		
Issuance of convertible notes	516,279	220,000
Loans from shareholders	200	14,000
Issuance of SAFEs	77,500	-
Issuance of common stock	990	15
Net cash used in financing activities	594,969	234,015
Net change in cash and cash equivalents	341,609	182,599
Cash and cash equivalents at beginning of period	182,599	-
Cash and cash equivalents at end of period	$ 524,207	$ 182,599
Supplemental information		
Interest paid	$ -	$ -
Income taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 1 – NATURE OF OPERATIONS

Pollie, Inc., (which may be referred to as the "Company", "we," "us," or "our") formed on April 20, 2020, as a Delaware corporation. The Company is a female health startup that is redefining the patient experience of women who suffer from a complex chronic condition. The Company's online platform helps women meet specialists who provide hormonal health solutions. The platform enables women to achieve their personalized hormonal health goals with the support of specialists. The Company's headquarters are in Denver, CO. The Company began operations in 2020.

In April 2020 the Company purchased Pollie, LLC, a California limited liability company formed on August 26, 2019, the entity under which the Company initially operated. Pollie, LLC is a wholly owned subsidiary of the Company. Pollie, LLC had no business operations in 2020 and 2021. On June 22, 2022 Pollie, LLC was dissolved.

All intercompany accounts and transactions have been eliminated in the accompanying financial statements and footnotes.

Since inception, the Company has relied on the issuance of convertible notes (see Note 3), the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 6). As of December 31, 2021, the Company had an accumulated deficit and will likely incur additional losses prior to generating and maintaining positive income from operations and retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) and funds from revenue producing activities.

Management believes future capital raises will alleviate the substantial concern about its ability to continue as a going concern.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Property and equipment will be recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in the income statement.

Depreciation will be provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ended December 31, 2021 and 2020 as the Company had no fixed assets.

Fair Value Measurements

US GAAP defines fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021 and 2020.

Income Taxes

The Company is taxed as a C Corporation. The Company has filed its income tax return for the period ended December 31, 2021, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2021, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company adopted ASC 606, *Revenue from Contracts with Customers* ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenue by selling subscriptions for health management of complex chronic conditions. The Company's payments are generally collected upfront.

Accounts Receivable

Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021 and 2020, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

Deferred cash compensation expense reflects the fair value of equity-based awards that have vested at the end of the reporting period and is remeasured at the end of every reporting period.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

NOTE 3 – CONVERTIBLE NOTES

In 2020 the Company issued $220,000 of 5% unsecured convertible notes (the "2020 Notes") due between October and November 2022. The 2020 Notes are due with accrued interest if the notes do not convert prior to or at the maturity date.

The 2020 Notes as well as the accrued interest shall automatically convert into shares in the event of a Qualified Financing Round or the transfer of either a majority of the shares, a transfer of all or substantially all of the assets of the Company (at fair market value), or other measures (such as the transformation or merger of the Company). A Qualified Financing Round shall be a transaction or series of related transactions in which the Company issues shares of the Company in consideration for an aggregate investment of at least $1,000,000. The 2020 Notes contain a 20% discount on conversion and $2,000,000 cap valuation.

In 2021 the Company issued a $516,279 of 5% unsecured convertible note (the "2021 Note") due November 11, 2023. The 2021 Note is due with accrued interest if the notes do not convert prior to or at the maturity date.

The 2021 Note as well as the accrued interest shall automatically convert into shares in the event of a Qualified Financing Round or the transfer of either a majority of the shares, a transfer of all or substantially all of the assets of the Company (at fair market value), or other measures (such as the transformation or merger of the Company). A Qualified Financing Round shall be a transaction or series of related transactions in which the Company issues shares of the Company in consideration for an aggregate investment of at least $1,000,000. The 2021 Note contains a 20% discount on conversion and uncapped valuation. The converted shares shall be the most senior class of shares of the Company existing at the time of conversion.

Accrued interest for the 2020 Notes and 2021 Note totaled $16,849 and $1,923 as of December 31, 2021 and 2020, respectively.

Future maturities of the convertible notes are as follows:

Years Ending December 31,	Amount	
2022	$	220,000
2023		516,279
Total	$	736,279

NOTE 4 – SHAREHOLDER LOANS

From time to time the Company receives advances from shareholders. During 2020 the Company received $14,000 from a co-founder. The advance is noninterest bearing and has no set repayment terms. During 2021 the Company received an additional $200 from a second co-founder. The advance is noninterest bearing and has no set repayment terms.

As of December 31, 2021 and 2020, the balance due to shareholders was $14,200 and $14,000, respectively.

NOTE 5 –DEFERRED TAXES

The ultimate realization of net deferred tax assets is dependent upon the generation of sufficient future taxable income in the applicable tax jurisdictions. In assessing the realizability of the deferred tax assets, the Company considered all positive and negative evidence available for all relevant jurisdictions and determined that it is more likely than not that all of the deferred tax assets will not be realized. The Company's cumulative losses since inception represent sufficient negative evidence to require a full valuation allowance in 2021. The Company will maintain a valuation allowance until sufficient positive evidence exists to support its reversal.

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

Deferred tax assets as of December 31, 2021, as summarized as follows:

Deferred tax assets:		
Net operating loss and tax credit carryforward	$	291,906
Less: Valuation allowance		(291,906)
Deferred tax assets, net	$	0

NOTE 6 – EQUITY

Common Stock

The Company has authorized 10,000,000 shares of Common stock as of December 31, 2021 and 2020. As of December 31, 2021 and 2020 9,090,000 and 9,040,000 shares, respectively were issued and outstanding.

Stock Subscription Vesting

The Company has issued shares under vesting terms. Shares vest over a period between 24 and 48 months. Shares issued and outstanding as of December 31, 2021 and December 31, 2020 included 4,635,687 unvested shares and 7,540,000 unvested shares respectively. During 2021, 2,904,313 shares vested. Any consideration received for shares in advance of vesting is recorded as unearned stock subscription liability.

Additional Paid-In Capital – SAFEs

During 2021, the Company issued SAFEs totaling $77,500. The SAFEs are automatically convertible into safe preferred stock on the completion of Equity Financing. Equity Financing means a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, including but not limited to, a pre-money or post-money valuation. SAFEs totaling $25,000 have a post money valuation cap of $2,000,000 and SAFEs totaling $52,500 have a post money valuation cap of $10,000,000.

NOTE 7 – STOCK OPTIONS

The Company has an Equity Compensation Plan (the "Plan") that covers certain key individuals and has authorized a total of 2,200,000 shares of common stock options to be granted. The Company granted a total of 614,167 options as of December 31, 2021, of which 524,167 remain issued and outstanding. As of December 31, 2020 the Company has granted a total of 540,000, of which 540,000 remain issued and outstanding. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2021:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	540,000	$	0.02
Granted	74,167	$	0.02
Exercised	(90,000)	$	0.02
Expired	-	$	-
Options outstanding, end of year	524,167	$	0.02

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

These options expire in 10 years after the date of grant. The shares vest ratably over a period up to 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	540,000	$	0.02
Granted	74,167	$	0.02
Vested	(234,459)	$	0.02
Forfeited	-	$	-
Total non-vested options outstanding, end of year	469,708	$	0.02
Options exercisable, end of year	524,167	$	0.02

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2020:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	-	$	-
Granted	540,000	$	0.02
Exercised	-	$	-
Expired	-	$	-
Options outstanding, end of year	540,000	$	0.02

These options expire in 10 years after the date of grant. The shares vest ratably over a period up to 48 months. The shares will be issued when exercised from a pool of reserved shares.

	Total Options		Weighted Average Calculated Value
Nonvested options			
Total non-vested options outstanding, beginning of year	-	$	
Granted	540,000	$	0.02
Vested	-	$	0.02
Forfeited	-	$	-
Total non-vested options outstanding, end of year	540,000	$	0.02
Options exercisable, end of year	540,000	$	0.02

The total calculated value of stock options granted as of December 31, 2021 and 2020 was $6,669 and $5,864, respectively, of which $2,024 and $-, respectively, was included in stock option compensation expense for the years then ended. The stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $4,645 as of December 31, 2021.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company as of December 31, 2021.

POLLIE, INC. AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021 AND 2020

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 9 – SUBSEQUENT EVENTS

Increase in Authorized Shares

In 2022, the Company increased its authorized shares of common stock to 11,200,000 with the same par value of $0.00001.

SAFEs Issued

In January 2022 the Company issued a SAFE for $25,000 with a post money valuation cap of $10,000,000 and a 20% discount rate upon conversion.

In September 2022 the Company issued a SAFE for $50,000 with a post money valuation cap of $10,000,000 and a 20% discount rate upon conversion.

Crowdfunded Offering

The Company intends on offering (the "Crowdfunded Offering") up to $900,000 in SAFEs. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through January 13, 2023, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Form of Security

POLLIE, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2023

THIS CERTIFIES THAT in exchange for the payment by [Investor Name @ Investor] (the "Investor"), and together with all other Series 2023 Crowd SAFE holders (the "Investors") of $[_____ @ Subscription Amount] (the "Subscription Amount") on or about [Date of Crowd SAFE], Pollie, Inc., a Delaware corporation (the "Company"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "Discount" is 20%.

The "Valuation Cap" is $15,000,000.

See Section 2 for certain additional defined terms.

1. *Events*

    (a) **Equity Financing**.

         (i) If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) (the "First Equity Financing"), the Company will promptly notify the Investor of the closing of the First Equity Financing and of the Company's election to either (1) continue the term of this Crowd SAFE without converting the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of Capital Stock shall equal the quotient obtained by dividing (x) the Subscription Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "First Equity Financing Price").

- 1 -

(ii)   If the Company elects to continue the term of this Crowd SAFE past the First Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each a **Subsequent Equity Financing**), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the decision to either (1) continue the term of this Crowd SAFE and apply the Subscription Amount to Capital Stock; or (2) issue to the Investor a number of shares of Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of such Capital Stock shall equal to the quotient obtained by dividing (x) the Subscription Amount by (y) the First Equity Financing Price.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Subscription Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, each Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Subscription Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Subscription Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, **Cash-Out Investors**) in full, then all of the Company's [funds will be] distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Subscription Amounts. In connection with this Section 1(b), the Subscription Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Section 1(b)(i)(2) or Section 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

(c)   **Dissolution Event**.   If there is a Dissolution Event (defined below) before this instrument terminates in accordance with Section 1(a) or Section 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of Directors at the time of the Company's Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of Capital Stock to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Section 1(b) or Section 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including Common Stock and Preferred Stock.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Section 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended, becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, $0.0001 per share, of the Company.

"**Conversion Price**" means either (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of the Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors (iii) the commencement of a proceeding seeking relief under Title 11 of the United States Code (the "Bankruptcy Code") or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Capital Stock to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock, Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plan, (ii) co[nvertible promissory notes of the] Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listi[ng] (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors where such listi[ng] and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately pr[ior to] shares of the Company (Capital Stock on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date o[f] Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated[...]

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3.   *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of Capital Stock issuable pursuant to <u>Section 1</u>.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of the "**Investment Company Act**", and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, L Q V R O Y H Q F \   R U   R W K H U   O D Z V   R I   J H Q H U D O   D S S O L F D W L R Q   U H O D W generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of H D F K   , Q Y H V W R U ¶ V   U H S U H V H Q W D herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to subscribe to this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S Department of Commerce's Denied List the U S Department of Treasury's Specially Designas Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstance longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities the legal requirements within its jurisdiction for the subscription of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the subscription, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with its interest to th therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of this Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance of this Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

(k)   The Investor further acknowledges that it has read, understood, and had ample opportunity to ask Company questions about its business plans "Ri the Company's Form C an as on file with the SEC ing docum

(l)   The Investor represents that the Investor understands the substantial likelihood that the Investor will suffer a **TOTAL LOSS** of all capital invested, and that Investor is prepared to bear the risk of such total loss.

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor¶V UHJLVWUDEOH VHFXULWLHV RI WKH &RPS or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor¶V UHJLVWUDEOH VHFXULWLHV RI WKHhe&RPSDQ\ Company held by every other person subject to the restriction contained in Section 5(a)):

> THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY¶V REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY¶V PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

(d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

(i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

(ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e)   The Investor agrees that it shall not make any disposition of this instrument or any underlying securities WR DQ\ RI WKH &RPSDQ\¶V FRPSHWLWRUV DV GHWHUU

(f)   If the Investor intends to transfer the Crowd SAFE ("Transfer") in accordance with this Section 5, the investor accepting transfer ("Transferee") must pass and continue to comply with the Nominee's (**Exhibit A**) defined in any applicable know your customer ("KYC") and the Nominee's (Exhibit A) defined in any applicable know your customer ("KYC") and the Nominee's (Exhibit A) anti-money laundering (**AML**") policies and execute Exhibit A contemporaneously and in connection with the Transfer. The Investor understands that the Tra procedures or to execute Exhibit A contemporaneously with the Transfer will render the Transfer void, null, unenforceable, and the Transferee will be unable to redeem their security.

(g)   The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's ch and the Company or any agreement between the Investor and any third party:

> THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SEC NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a)   The Investor agrees to execute the Nominee Rider and Waiver, attached hereto as Exhibit A contemporaneously and in connection with the subscription of this Crowd SAFE. The Investor agrees and understands that the failure to execute Exhibit A contemporaneously with this Crowd SAFE will render the Crowd SAFE void, null and unenforceable.

(b)   The Investor agrees to take any and all actions determined in good faith E\ WKH &RPSDQ\¶V board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(c)   Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Subscription Amount of each Investors Crowd SAFE).

(d)   Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, DGGUHVVHG WR WKH SDUW\ WR EH QRWLILHG DW VXFK SDUW\¶V listed on the signature page, as subsequently modified by written notice.

(e)   The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights or otherwise until shares have been issued upon the terms described herein.

(f)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and or the rights contained herein may be Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor in connection with a reincorporation to cha

(g)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(h)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(i)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(j)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be Denver, Colorado. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(k)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(l)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the

Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

POLLIE, INC.

By:
Name: Jane Sagui
Title: Chief Executive Officer
Address: 1600 North Broadway, #1600, Denver, CO 80202, United States
Email: jane@pollie.co

INVESTOR:
By:
Name:

EXHIBIT A

Nominee Rider and Waiver

Republic Investment Services LLC (f/k/a Next Seed Services LLC) ("**Nominee**") is hereby appointed to act on behalf of the Investor as agent and proxy in all respects under the Crowd SAFE Series 2023 issued by Pollie, Inc. (the "**Security**"). The Nominee shall receive all notices and communications on behalf of the Investor, and cause the Security, or any securities which may be acquired upon conversion thereof ("**Conversion Securities**") to be custodied within the Nominee's Nominee's discretion ("**Custodial**"). The Nominee is authorized and empowered to undertake Custodial Conversion at any point after issuance of the Securities. To the extent the holders of Securities or Conversion Securities are entitled to vote at any meeting or take action by consent, Nominee is authorized and empowered to vote and act on behalf of Investor in all respects thereto (without prior or subsequent notice to the Investor) until the expiry of the Term (the "**Nominee** defined **Services**"). Defined terms used in this Security Nominee Rider unless otherwise defined.

Nominee shall vote all such Securities and Conversion Securities consistently at the direction of the Chief Executive Officer of Pollie, Inc. Neither Nominee nor any of its affiliates nor any of their respective officers, partners, equity holders, managers, officers, directors, employees, agents or representatives shall be liable to Investor for any action taken or omitted to be taken by it hereunder, or in connection herewith or therewith, except for damages caused by its or their own recklessness or willful misconduct.

Upon any conversion of the Securities into Conversion Securities of the Company, in accordance with the terms of the Securities, Nominee will execute and deliver to the Issuer all transaction documents related to such transaction or other corporate event causing the conversion of the Securities in accordance therewith; *provided,* that such transaction documents are the same documents to be entered into by all holders of other Securities of the same class issued by the Company that will convert in connection with the equity financing or corporate event and being the same as the subscribers in the equity financing or corporate transaction. The Investor acknowledges and agrees, as part of the process, the Nominee may open an account in the name of the Investor with a qualified custodian and allow the qualified custodian to take custody of the Conversion Securities in exchange for a corresponding beneficial interest held by the Investor. Upon any such conversion or changing of title, Nominee will take reasonable steps to send notice to the Investor, including by e-mail, using the last known contact information of such Investor.

The Term the Nominee Services will be provided will be the earlier of the time which the Securities or any Conversion Securities are (i) terminated, (ii) registered under the Exchange Act, or (iii) the time which the Nominee, the Investor and the Company mutually agree to terminate the Nominee Services.

To the extent you provide the Issuer with any personally identifiable information ("PII") in connection with your election to invest in the Securities, the Issuer and its affiliates may share such information with the Nominee, the Intermediary, and the appointed transfer agent for the Securities solely for the purposes of facilitating the offering of the Securities and for each party to provide services with respect to the ownership and administration of the Securities. Investor irrevocably consents to such uses of Investor's PII for these purposes during the Term and Investor acknowledges that the use of such PII is necessary for the Nominee to provide the Nominee Services.

(Remainder of Page Intentionally Blank Signature Page to Follow)

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR:

By:

Name:

Date:

NOMINEE:

Republic Investment Services LLC

By:

Name: Emily Pollack, President

Date:

COMPANY:

Pollie, Inc.

By:

Name: Jane Sagui, CEO

Date:

EXHIBIT C

Video Transcript

Pollie- Republic Video Transcript #1*

*Please note that Video #2 on the Republic campaign page does not contain any dialogue

J: Hi, , ¶ Pane Sagui.

S: And , ¶ Babrina Mason.

J: And Z H ¶ the co-founders of Pollie.

6 : H ¶ U H D G company that is helping women manage complex chronic conditions, starting with polycystic ovary syndrome (or PCOS). Our PCOS app provides women with their R Z Q F D U H W H D P D Q G S H U V R Q D O L] H G 3 & 2 6 S O D Q W R K H O S I

J: , I \ R X K D Y H PCOS L W ¶ V G R too common hormonal imbalance that impacts 10% of menstruating people ±which is over 7M people every productive age in US alone - L W ¶ V characterized by having high levels of antrogens, or male hormones, irregular or absent ovulation, and subsequent very very annoying or even debilitating symptoms like hormonal acne, K D L U O R V V G L I I F X O W \ O R V L Q J Z H L J K W E D G 3 0 6 W K H O L V disorder with good reason because PCOS is the number one cause of infertility.

S: PCOS also greatly increases risk for other health issues like diabetes, cardiovascular disease, endometrial cancer, and mental health L V V X H V ± whole list of complications that on average can cost patients between $2k and $13k annually. Fortunately, many of these risks can be prevented if PCOS is caught and treated early and appropriately.

J: I was diagnosed with PCOS myself when I was a freshman in college and I know firsthand how difficult this patient journey is, from bouncing around to a bunch of different doctors appointments W R R Q H V L] H I L W V D O O W U H D W P H Q W D S S U R D F K H V W K a very very difficult time.

I actually met Sabrina when I was at the worst of my symptoms - we were paired randomly as roommates on a study abroad program in college.

And it was really this personal experience that led me to combine my professional background in venture / consulting to fix this problem that I cared so deeply about.

S: My background is in product management and public health and PCOS is truly a public health issue. Research shows that PCOS symptoms and long-term risks can be greatly mitigated by treatments ranging from lifestyle interventions like exercise, nutrition, and stress management to medication; however, millions of people today are not getting the appropriate care that they deserve.

J: 7 K D W ¶ V where Pollie comes in! Our app helps women learn how to manage their PCOS in a personalized and sustainable way. , W ¶ V G H V L J Q H G W R E H complementary to the care that people are already getting from their OBGYNs, primary care physicians, even endocrinologists. And we believe that our approach, which is rooted in both behavior science and a lot of PCOS research is really what is needed to transform PCOS care.

S: Today, our mobile app provides members with their own dedicated care team which is made up of a registered dietitian and health coach, comprehensive labs, a personalized PCOS Plan based on lifestyle changes, a robust education library, symptom tracking, and so much more. Our program was developed alongside patients and as well as 3 R O O L H ¶ V   P H G L F D O   D G Y L V R U include a range of specialists from OBGYNs to PCOS researchers to nutritionists to functional medicine experts. 83% of our members report feeling better just after 2 months of use. And with almost 1,000 downloads and dozens of paying users, we are truly ready to scale 3 R O   Q X W L R Q ¶ V

-   7 R G D \   Z H µ U H with a consumer subscription, but our vision is to adopt a model similar to what earlier chronic disease management startups did and eventually sell into health insurance companies and self-insured employers. We also plan to partner with physicians to help them better manage their PCOS patients care. This process takes time, though. Our largest investor Bayer has been instrumental in helping us think about our research reimbursement and regulatory strategy.

S: In recent years more and more people are speaking out about stigmatized conditions like PCOS however 50% of PCOS cases still go undiagnosed. We want to change the entire patient experience from diagnosis to sustainable symptom management for not only PCOS, but also other underserved conditions.

J: We ¶e a mission-driven company with big goals to transform healthcare, Z H ¶ U H really really excited about working with investors who understand our vision. And W K D W ¶ V   Z K \   Z H ¶ U H launching a Republic campaign - as well as our seed round in the next few months - to further J U R Z   D Q G   Y D O L G D W H Together we can transform the lives of millions of women not just with PCOS but all complex chronic conditions for females.

EXHIBIT D

Testing the Waters Communications



Company Name	Pollie
Logo	
Headline	The hub for women affected by complex chronic conditions - starting with PCOS

Slides







Tags   B2C, Women Founders, Wellbeing & Longevity, Healthtech, Crowd SAFE, Companies, Women, Coming Soon

Pitch text

Summary

- PCOS impacts 10% of females (7 million people in U.S.)
- PCOS costs $2k-13k/yr to manage, harms QoL, and status quo care is failing
- Pollie's app provides personalized, evidence-based, OBGYN-backed PCOS care
- 83% of Pollie members feel better after 2 months
- Long-term: One-stop-shop for 30% of females with a chronic condition
- Participated in Bayer's G4A accelerator (largest investor)

Problem

7 million people in the United States suffer from polycystic ovarian syndrome (PCOS)

Status quo PCOS care fails patients in many ways.

PCOS impacts 10% of females with the following symptoms:

- **Menstruation:** Irregular or absent menstrual cycles, painful periods, heavy bleeding, infertility
- **Metabolism:** Trouble losing weight, insulin resistance
- **Skin / hair:** Acne, hair loss, hirsutism, skin discoloration
- **Mood:** Anxiety, depression, insomnia



While best known for its fertility implications, PCOS is a whole-body condition that leads to serious complications if left unmanaged. **But that status quo treats PCOS symptoms discretely and reactively, and the patient experience is full of frustrations and gaps.**

Solution

Pollie is redefining PCOS care with our personalized and sustainable digital program

And PCOS is just the beginning: our existing program used as a playbook for expanding into other hormone, autoimmune, and digestive disorders that impact

women.



Product

Pollie's PCOS iOS mobile app:
What's included?

Our approach helps pinpoint the catalyst of symptoms in a convenient, efficient,

and personalized way.

Labs
Blood work to help identify catalysts of symptoms and best go-forward plan

Care team
Support from registered dietitians and health coaches specialized in PCOS

PCOS Plan
Diet, exercise, stress, and sleep recommendations personalized for each member

Education library
Curated educational content that empowers members with evidence-based yet digestible info

Symptom tracking
Ability to track PCOS symptoms in a holistic way to keep tabs on what works vs. what doesn't

Supplements
Targeted vitamins and supplements to address root cause of specific symptoms

Support groups
Intimate, supervised groups with peers in a similar

Traction

Over 80% of our members see an improvement in symptoms in just 2 months

With nearly entirely organic marketing and almost no paid advertising, we have achieved the following:

- Nearly 1,000 app downloads
- Over 95% satisfaction with Pollie care team visits
- 90% of Pollie members would recommend our app to a friend, colleague, or family member
- 96% weekly active users
- 45% daily active user / monthly active user ratio

Customers

Pollie's target members are menstruating people with a PCOS diagnosis

90% of our members are finding us through social media, and 10% through search.

Our members come to us because they are not satisfied with the current quality or quantity of care they are receiving and are looking for additional support.

Our members currently live all across the United States and Canada. Most of our members are 25 – 40 years old and are either are young professionals or actively trying to conceive.

Positive early feedback validates a need for Pollie's app. **Here's what our members are saying:**

It was great to have actionable advice on how to manage my PCOS, based on my specific needs. Sifting through information online can be difficult. I also like being able to connect with my health coach and get feedback that kept building on what we started.

There is a void in the healthcare system with addressing hormonal imbalances in women and your mission of filling that void is so needed.

I've learned so much about my PCOS in these 8 weeks – more than I ever have before.

The program helped me feel a lot less lost. I was spending hours googling supplements and jost having an expert that I could rely on helped relieve me of such a mental burden. i would really recommend the program to anyone to help things gat more under control and in a routine.

Business Model

Today we monetize with an out-of-pocket subscription

In the future, we will contract with payers to expand access to quality PCOS care.

Similar to other chronic disease management startups, we are working toward a B2B2C model to help payers (commercial health insurance, self-insured employers, and Medicaid plans) lower care costs for their PCOS patients.



One of the major milestones of our seed round will be to run an interventional study.

Pollie's approach is built on abundant peer-reviewed research that demonstrates our interventions are effective. This, combined with our early outcomes metrics, signal that this study will demonstrate a significant improvement in PCOS health and cost outcomes. This will put us in a strong position to sell to payers.

Market

PCOS is a significant opportunity; our growth markets

are even larger

PCOS and related conditions are costing individuals and our healthcare system billions of dollars because they are being treated reactively rather than proactively.

Annual U.S. spend on PCOS and similar conditions



PCOS
- 7 million women
- $2k - $13k annual spend

ALL REPRODUCTIVE HORMONE CONDITIONS
- 19 million women
- PCOS + Endometriosis + Amenorrhea + Other
- $2k - $15k annual spend

ALL COMPLEX CHRONIC CONDITIONS FOR FEMALES
- 40 million women
- Chronic Hormone Issues + Autoimmune + Digestive + Thyroid
- Average of $4k annual spend

Now is the time to disrupt this space. Media sources like The New York Times, HuffPost, Vogue, The Guardian, The Today Show, and countless women's health publications have been spotlighting PCOS. Celebrities with significant influence in our target demographic (e.g., Victoria Beckham, Keke Palmer, Romee Strijd, and more) have also shared their struggles with PCOS, as have a growing number of microinfluencers. *Tip: Check out #pcos hashtags Instagram and Tiktok*!

The market is showing it is ready for better PCOS solutions.

Competition

A one-stop-shop is needed for female complex chronic conditions

Larger female health companies are not meeting this need, and an uptick of competitive offerings validates the demand for a solution like Pollie

We differentiate with our behavior change focus, partner network approach, and programmatic model



Vision And Strategy

Our vision is to redefine care for female complex

chronic conditions

PCOS is just the beginning.

PCOS is a massive market, and there is high demand for out-of-pocket consumer health services. But to have the most impact, we will expand into adjacent conditions and also work with healthcare incumbents.



—

We are testing monetization starting with a DtC subscription, and are working with a large TAM

AVERAGE MEMBER VALUE[1]	$300
MARKET OPPORTUNITY	
FLAGSHIP (7M women with PCOS)	$2B
GROWTH (+12M with chronic hormone imbalance)	$4B
EXPANSION (+21M with complex chronic condition)	$6B
TOTAL[2]	$12B

—

Potential exits

- Acquisition by incumbent healthcare player (e.g., fertility clinic chain) to better optimize their results
- Acquisition by larger health tech player in women's health, chronic disease management, or general telehealth who is looking to expand their offerings
- IPO as go-to source for *all* complex chronic conditions for menstruating people

Impact

Pollie's mission is to make high quality PCOS care accessible

to all menstruating people, regardless of their socioeconomic status, race, or gender.

Female health is underserved, under-researched, and under-funded. This dynamic is even more extreme for PCOS (and other complex chronic conditions that impact menstruating people) than other markets within female health.

PCOS is a public health issue: not only does it impact 10% of the menstruating population, but it also disproportionately impacts minority racial groups and people in lower income tiers.

That is why eventual insurance reimbursement (commercial plans, self-insured employers, and Medicaid) is such an important priority on our roadmap.

Funding

Backed by angels & VCs

We have raised nearly $900k total thus far from our angel and pre-seed rounds from a variety of institutional, corporate, and angel investors:

   

We are raising a $3 million seed round to give us 18+ months of runway to validate our PCOS app for B2B2C channels.



TEAM

Current full-time team in addition to care coordinator, head of clinical ops, and expanded engineering team



PRODUCT

Investments in iOS/Android app, educational content, budget to grow provider contractor team, and more



OUTCOMES

Conduct interventional study with partner institution to demonstrate clinical effectiveness of program



GROWTH

Organic marketing and paid advertising to 1k subscription members for PCOS Program

Founders

Jane Sagui & Sabrina Mason

Our founders Jane and Sabrina met nearly a decade ago while studying abroad in college. The two were randomly assigned as roommates in a single-room quad and were fast friends.



JANE SAGUI
CO-FOUNDER & CEO

Prev. consultant and VC focused on digital health. PCOS diagnosis in 2012. ENFJ!





SABRINA MASON
CO-FOUNDER & COO

Prev. ops, product, and partnerships at health tech companies. MPH. ISFJ!



Summary

Join us

Today's typical PCOS patient experience is inadequate to properly manage the condition. For a condition that leads to such debilitating symptoms and costly future health risks, inadequate is *unacceptable*.

Research and our early outcomes show that Pollie's approach far outperforms status quo PCOS care both in health outcomes and patient satisfaction. We are eager to continue not just improving, but redefining, PCOS care alongside partners who are just as excited by our vision as we are.

- Jane & Sabrina

Team

	Sabrina Mason	Co-founder & COO	Sabrina has a public health background. She has experience working with providers (Boston Children's) and health tech companies (athenahealth, Tempus) where she held a variety of operational and product roles.
	Jane Sagui	Co-founder & CEO	Jane has been passionate about women's health, and more specifically hormonal health, since being diagnosed with PCOS nearly a decade ago. She previously focused on digital health companies as a management consultant (PwC) and VC (NGP Capital).
	Janice Yiu	Content & Community Lead	Janice is a certified Health and Nutrition Coach with a background in marketing within the health and wellness space. She focuses on brand marketing, copywriting, and content creation.

	Sam Ennis	CTO	Sam is a software architect who has spent a decade building human-services software for millions of users, ranging from statewide Covid relief disbursement to cancer therapy management. He loves journalism, social science, and amateur entomology.
	Dr. Melanie Green, PhD	Medical & Research Advisor	Dr. Melanie Green is one of the country's leading pediatric endocrinologists and researchers specializing in PCOS in adolescence. She is founder and Director of the Multi-Disciplinary PCOS Clinic at Children's Hospital Colorado.
	Dr. Avi Tsur, PhD, OBGYN	Medical & Research Advisor	Dr. Avi Tsur is Founder and Director of the Sheba Women's Health Innovation Center in Israel. He completed his fellowship at Stanford and has done a wide range of women's health research.
	Dr. Pooja Mahtani, PharmD, CNS	Medical Advisor	Dr. Mahtani is a functional nutritionist and previous pharmacist whose current work focuses on helping women with PCOS and other hormone conditions find the root cause of their symptoms.

	Dr. Saru Bala, ND	Medical Advisor	
	Valerie Agyeman, RD	Medical Advisor	
	Dr. Gina Merchant, PhD	Behavior Science Advisor	Dr. Merchant is a behavior scientist who has experience in chronic care management platforms, remote monitoring, wearables, and health coaching. Her expertise is in cardio-metabolic health, intervention design, and user engagement.
	Dr. Morgan West, DO, OBGYN	Medical Advisor	
	Rebecca Thieneman, MS, RDN, NBC-HWC	Medical & Care Team Advisor	Rebecca is a functional practitioner who has scaled coached teams at other digital health companies. Under her oversight, she took Omada's team from 10 to 100+ coaches.

Perks

$1,000	Sponsor 1 person through 3 months of Pollie's PCOS Program
$5,000	Sponsor 3 people through 3 months of Pollie's PCOS Program
$10,000	Sponsor 4 people through 3 months of Pollie's PCOS Program Free Baseline or Essentials Pollie lab package for yourself or a loved one
$25,000	Sponsor 6 people through 3 months of Pollie's PCOS Program Free Baseline, Essentials, or Advanced Pollie lab package for yourself or a loved one
$50,000	Sponsor 10 people through 3 months of Pollie's PCOS Program Free Baseline, Essentials, or Advanced Pollie lab package for yourself or a loved one Advisory role (if desired) relating to your personal and / or professional experience

FAQ

What must I do to receive my equity or cash in the event of the conversion of my Crowd SAFE?

Suppose the Company converts the Crowd SAFE as a result of an equity financing. In that case, you must open a custodial account with the custodian and sign subscription documentation to receive the equity securities. The Company will notify you of the conversion trigger, and you must complete necessary documentation within 30 days of such notice. If you do not complete the required documentation with that time frame, you will only be able to receive an amount of cash equal to (or less in some circumstances) your investment amount. Unclaimed cash will be subject to relevant escheatment laws. For more information, see the Crowd SAFE for this offering.

If the conversion of the Crowd SAFE is triggered as a result of a Liquidity Event (e.g. M&A or an IPO), then you will be required to select between receiving a cash payment (equal to your investment amount or a lesser amount) or equity. You are required to make your selection (and complete any relevant documentation) within 30 days of such receiving notice from the Company of the conversion trigger, otherwise you will receive the cash payment option, which will be subject to relevant escheatment laws. The equity consideration varies depending on whether the Liquidity Event occurs before or after an equity financing. For more information, see the Crowd SAFE for this offering.

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

What are helpful parallels for Pollie's product?

We like to say we are the female health equivalent of the Livongos and Omadas of the world: just like these players started with digitizing diabetes prevention programs and used that as a playbook for expanding into other chronic conditions, we are starting with PCOS and plan to expand into other hormone, autoimmune, and gut disorders that impact menstruating people.

What is required to be diagnosed with PCOS?

Common PCOS symptoms include irregular menstruation (often longer, 35+ days cycles), acne, hair loss, hirsutism, difficulty losing weight, mental health conditions, skin discoloration, fatigue, period pain, bad PMS symptoms, and more.

In order to be diagnosed with PCOS, someone must fulfill at least 2 of 3 of the Rotterdam criteria:

1. Irregular or absent ovulation - *Detected with patient-reported irregular menstrual cycles that do not fall in a "normal" 21 - 35 day window*
2. High levels of androgens (i.e., "male" hormones like testosterone and DHEA-S) - *Detected with blood work*
3. Polycystic ovaries - *Detected with an internal (transvaginal) ultrasound*

PCOS can be catalyzed by a variety of factors, and it sits at the intersection of a hormonal, metabolic, inflammatory, and genetic condition. 70-90% of people with PCOS are insulin resistant which can catalyze or worsen symptoms, as can things like high stress levels and systemic inflammation due to autoimmune conditions or allergies.

Why does someone need Pollie if they already have a doctor?

The typical PCOS patient experience is cumbersome, to say the least. Despite PCOS being a serious chronic condition that sits at the intersection of many bodily systems, symptoms are still treated as discrete issues and there is a lot of bouncing around to different providers (e.g., OBGYN, PCP, endocrinologist, dermatologist). There are three main issues with this approach:

1. Our healthcare system does not allow physicians ample time to fully explain the implications of PCOS to their patients. Even if someone has geographic and financial access to receive care from one of the few PCOS centers in the US, there is still a gap when it comes to day-to-day support.

2. Physicians are not experts in nutrition nor behavior science! That is where Pollie's registered dietitians and health coaches come in.

3. Many physicians are not up-to-date on the latest PCOS research or best-in-class practices because of various systemic factors (e.g., medical school curriculum).

That is where Pollie comes in. Through combining behavior science with the latest PCOS research, our product helps people learn how to manage their PCOS not just in a personalized way, but a *sustainable* way that fits their goals, preference, and lifestyle.

You can learn more about the status quo PCOS patient experience, and why it's unacceptable, in this article.

Do new members need to get their labs drawn through Pollie?

Nope! We can also work with you if you would provide your physician order labs for insurance coverage, or use recently-drawn labwork. Labs are highly recommended for a more personalized experience. Roughly 50% of our members get labs drawn through Pollie.

Is Pollie's app 100% virtual?

Pollie's subscription provides 100% virtual care so that members can easily chat with your care team and meet with PCOS specialists all from the comfort of your home. If a member decides to get labs drawn through us, we will send them to a nearby Quest facility for the blood draw.

Is Pollie covered by insurance and HSA / FSA plans?

The cost of Pollie's subscription is not currently covered by insurance. This is something we are actively working on! However, we are HSA / FSA reimbursable.

What is the research behind Pollie's approach?

Research shows that the personalized, holistic recommendations found in Pollie's approach lead to improved PCOS health outcomes and improved patient wellbeing. You can learn more about the research behind our approach here.

What are the credentials of Pollie care teams?

Our care team includes health coaches and registered dietitians (RDs) who are specialized in female hormone conditions like PCOS and also have functional medicine training. Our care teams are also well-versed in mediums such as intuitive eating, gentle nutrition / exercise, and weight inclusivity / Health At Every Size (HAES) for members who have a history of disordered eating habits. All care protocols are research-backed and OBGYN-approved.

What is the scope of Pollie's PCOS app?

Today, Pollie's scope falls within the realm of behavior change. The care teams who work with our members are made up of registered dietitians (RDs) and health coaches. Because we are not yet contracting with insurance and make recommendations (not prescriptions) to members, this allows us to work across state lines. This was a strategic decision given our early stage and decision to start with a target market of people who *already know* they have PCOS. We do plan to expand our scope in the future when the time is right.